

02003810

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 28 2002 368

hours per response . . . 12.00

SEC FILE NUMBER
8-~~CRD 111~~392
8-53159

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/02

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Retirement Plan Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Monroe Suite 2000
(No. and Street)

Chicago, Illinois 60661
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James O' Connor (573) 659-4443
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Russell P. Cannizzo, CPA C/O Russell P. Cannizzo & Company
(Name — if individual, state last, first, middle name)

333 Pierce Road Suite 225 (Address) Itasca (City) Illinois (State) 60143 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-22-02

OATH OR AFFIRMATION

I, James O' Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement Plan Advisors, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Retirement Plan Advisors, Inc.
Chief Financial Officer

Title



Notary Public

IRMGARD MARSH
Notary Public-Notary Seal
STATE OF MISSOURI
Cole County
My Commission Expires: March 17, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RETIREMENT PLAN ADVISORS, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2001

CONTENTS

Russell P. Cannizzo & Company

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

333 PIERCE ROAD
SUITE 225
ITASCA, ILLINOIS 60143

(630) 250-3544
FAX # (630) 285-8215
E-MAIL RUSSELLCANNIZZO@AOL.COM

INDEPENDENT AUDITORS' REPORT

January 29, 2002

To the Board of Directors
Retirement Plan Advisors, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Retirement Plan Advisors, Inc. (a corporation), as of December 31, 2001 and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement Plan Advisors, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements an, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Russell P. Cannizzo & Company

RETIREMENT PLAN ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS	
Current Assets	
Cash	$ 88,419
Total Current Assets	88,419
Property and Equipment	
Computer Equipment	11,820
Office Furniture	4,722
Telephone System	4,690
	21,232
Less Accumulated Depreciation	(1,989)
Net Property and Equipment	19,243
TOTAL ASSETS	$ 107,662
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accrued Income Taxes Payable	$ 215
Total Current Assets	215
Deferred Income Taxes	4,065
Total Liabilities	4,280
Stockholders' Equity	
Common Stock: 100,000 Authorized, No Par Value, 100,000 Shares Issued and Outstanding	57,200
Additional Paid In Capital	31,263
Retained Earnings	14,919
Total Stockholders' Equity	103,382
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 107,662

The accompanying notes are an integral part of this statement.

RETIREMENT PLAN ADVISORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Consulting Fees	$ 282,000
Total revenues	282,000
OPERATING EXPENSES	
Advertising	1,022
Bank Charges	281
Business Development	3,860
Depreciation	1,989
Dues and Subscriptions	305
Equipment Rental	1,370
Insurance	4,159
Licenses and Permits	5,435
Office Supplies	4,821
Meals and Entertainment	2,701
Payroll Wages	74,325
Payroll Taxes	7,181
Payroll Processing Fees	300
Postage and Delivery	2,221
Printing	3,650
Professional fees	104,316
Rent	27,997
Repairs	210
Telephone	7,604
Travel	6,005
Utilities	613
Web Communication	2,332
Total Operating Expenses	262,697
Net Operating Income	19,303
Other Income	
Interest income	267
Total other income (expense)	267
Net Income Before Income Taxes	19,570
Income Tax Expense	
Federal Income Taxes	193
State Income Taxes	22
Deferred Income Taxes	4,065
Total Income Tax Expense	4,280
Net Income	$ 15,290

The accompanying notes are an integral part of this statement.

RETIREMENT PLAN ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	15,290
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	1,989
Deferred Income Taxes	4,065
Change in Related Party Receiveable	17,512
Change in Accrued Income Tax Payable	215
NET CASH PROVIDED BY OPERATING ACTIVITIES	39,071
NET CASH FROM INVESTING ACTIVITIES	
Purchase of Property and Equipment	(21,232)
NET CASH USED BY INVESTING ACTIVITIES	(21,232)
NET CASH FROM FINANCING ACTIVITIES	
Contribution of Additional Capital	21,263
NET CASH PROVIDED BY FINANCING ACTIVITIES	21,263
NET INCREASE IN CASH	39,102
CASH	
Beginning of year	49,317
End of year	$ 88,419
SUPPLEMENTAL DISCLOSURES	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of this statement.

RETIREMENT PLAN ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balances at January 1, 2000	100,000	$ 57,200	$ 10,000	$ (371)	$ 66,829
Net Income	-	-	-	15,290	15,290
Additional Capital Contributions	-	-	21,263	-	21,263
Balances at December 31, 2001	100,000	$ 57,200	$ 31,263	$ 14,919	$ 103,382

The accompanying notes are an integral part of this statement.

1. *NATURE OF OPERATIONS*

Retirement Plan Advisors, Inc. (the "Company") is a broker-dealer registered under the Security Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NSAD). The Company is an Illinois Corporation. The Company has an agreement to clear transactions on a fully disclosed basis through another broker-dealer, the company is not currently executing securities transaction.

2. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company is taxed as a regular corporation under the provisions of the Internal Revenue Code Sub Chapter C. Accumulated depreciation on property and equipment give rise to a provision for Deferred Income Taxes.

SECURITIES AND FEES

Securities transactions and fees are recorded on the trade date as transactions occur.

DEPRECIATION

Depreciation for financial reporting purposes is computed using the straight-line method on the basis of estimated useful lives of the applicable asset. For income tax purposes the company uses Internal Revenue Services prescribe lives and accelerated methods. Deferred income taxes are recognized for the temporary differences between financial reporting and income tax.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash accounts, money market accounts and investments with a maturity of three months or less when purchased to be cash equivalents.

3. *RELATED PARTIES*

The company is an affiliate with Retirement Plan Advisors, LLC and DC Plan Consultants, LLC by way of certain shareholders being members of the respective LLC'S. During the year ended December 31, 2001 the related companies shared certain operating and overhead costs such as legal, rent, utilities, telephone and provided management and consulting. The Company's share of these costs are reflected in the Statement of Operations. The following is a recap of the management and consulting fees for the year ended December 31, 2001:

Consulting fees received by RPA, Inc. from RPA, LLC	$82,000
Consulting fees paid by RPA, Inc. to DC Plan Consultants, LLC	$55,000

As of December 31, 2001 there are no amounts due to or from the related parties.

4. *NET CAPITAL REQUIREMENTS*

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change daily, however, as of December 31, 2001, the Company had net capital and net capital requirements of approximately $12,139 and $5,000 respectively. The net capital rule may effectively restrict the withdrawal of shareholder's equity.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

Part IIA

BROKER OR DEALER RETIREMENT PLAN ADVISORS, INC. AS OF DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total Stockholders Equity from Statement of Financial Condition		$103,382
Deduct: Stockholders' Equity not allowable for Net Capital		-
Total ownership equity qualified for Net Capital		103,382
Add:		
A. *Liabilities subordinated to claims of general creditors allowable in computation of net capital*		
B. Other (deductions) or allowable credits (list)		
Total capital and allowable subordinated liabilities		103,382
Deductions and/or charges:		
A. Total nonallowable assets* from Statement of Financial Condition (Notes B and C)	$ 19,243	
B. Secured demand note deficiency	-	
C. Commodity futures contracts and spot commodities-	-	
proprietary capital charges	-	
D. Other deductions and/or charges- deposit in transit	72,000	
Other additions and/or allowable credits (list)		91,243
Net capital before haircuts on securities positions		12,139
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
A. Contractual securities commitments	-	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:	-	
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	-	
D. Undue Concentration	-	
E. Other (list) 2% on money market fund-clearing deposit	-	-
Net capital		$ 12,139

* Nonallowable assets are as follows:	
Property and Equipment	$ 19,243
Other assets	-
	$ 19,243

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 18)	$ 285
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13. Net capital requirement (greater of line 11 or 12)	5,000
14. Excess net capital (line 10 less 13)	7,139
15. Excess net capital at 1000% (line 10 less 10% of line 18)	$ 11,854

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.1. Liabilities from Statement of Financial Condition	4,280
17. Add:	
A. Drafts for immediate credit	-
B. Market value of securities borrowed for which no equilivant value is paid or credited	-
C. Other unrecorded amounts (list)	-
18. Total aggregate indebtedness	$ 4,280
19. Percentage of aggregate indebtedness to net capital (line 18 divided by line 10)	35%
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidted subsidiaries' debits	-
22. Minimum dollat net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	-
23. Net capital requirement (greater of line 21 or 22)	-
24. Excess net capital (line 10 less 23)	$ 12,139
25. Net capital in excess of the greater of:	
A. 5% of combined aggregate debit items of $120,000	-

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker/dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company and partner's securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide list of material nonallowable assets.

RETIREMENT PLAN ADVISORS, INC.

Reconciliation of Net Capital as reported in the Company's

Unaudited FOCUS Report to the Computation Herein

December 31, 2001

Net capital as reported in the Company's unaudited FOCUS Report-Part IIA filing	$	16,419
Audit adjustment		(4,280)
Net capital as reported herein	$	12,139

EXEMPTIVE PROVISION UNDER RULE 15C3-3

Identify below the section which an exemption from Rule 15c3-3 is claimed:

A. (k)(1)-$5,000 capital category as per rule 15c3-1	
B. (k)(2)(I)-"Special Account for the Exclusive Benefit of Customers" maintained	
C. (k)(2)(II)-All customer transactions cleared through another broker/dealer on a fully disclosed basis Name of Clearing firm: Cambridge Investment Research, Inc.	X
D. (k)(3)-Exempted by order of the Commission	

Russell P. Cannizzo & Company

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

333 PIERCE ROAD
SUITE 225
ITASCA, ILLINOIS 60143

(630) 250-3544
FAX # (630) 285-8215
E-MAIL RUSSELLCANNIZZO@AOL.COM

Independent Auditor's Report on Internal Control

To the Board of Directors
Retirement Plan Advisor's, Inc.

In planning and performing our audit of the financial statements of Retirement Plan Advisor's, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) OF THE Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).
2. Complying with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the Recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the procedures referred to above, error or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A Material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. The Company, because of its size and limited personnel, is unable to maintain adequate separation of the various accounting functions. However, management informs us that there is close supervision of the accounting records on a daily basis, thus mitigating the lack of separation of functions. In view of this supervision, we noted no matters involving the Company's internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with The Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company, management, the SEC, NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Russell P. Cunningham & Company